

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Shannon E. Young III
Executive Vice President and Chief Financial Officer
Talos Energy Inc.
333 Clay Street, Suite 3300
Houston, Texas 77002

  Re: **Talos Energy Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2021
       Form 8-K filed November 3, 2022
       File No. 001-38497

Dear Shannon E. Young III:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Risk Factors
We are a holding company that has no material assets other than our ownership of the equity interests of Talos Production Inc., page 60

1.   You disclose here you are a holding company, and elsewhere you disclose you conduct substantially all of your operations through subsidiaries. In view of the preceding, please explain to us your consideration of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Non-GAAP Measure, page 77

2.   Please expand your description of "Transaction and other expenses" in your reconciliation of Adjusted EBITDA to quantify and provide further explanation regarding the individual components of this adjustment. As part of your response, tell us more about the nature of

the restructuring expenses and cost savings initiatives. This comment is also applicable to your Form 8-K filed November 3, 2022.

Liquidity and Capital Resources, page 78

3.   Revise your disclosure to clarify the nature of your capital expenditures characterized as "Asset management."

Notes to Consolidated Financial Statements
Note 1 - Organization, Nature of Business and Basis of Presentation
Basis of Presentation and Consolidation, page F-9

4.   We note your disclosure that amounts previously included as income in "Other" within "Revenues and Other" are now reflected in "Other operating (income) expense." Please expand this disclosure for more specificity with regard to the nature of and reasons for this reclassification.

Note 4. Property, Plant and Equipment
Unproved Properties, page F-18

5.   Revise to provide disclosure that more clearly describes the current status of your unproved properties, including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

Note 13 Supplemental Oil and Gas Disclosures (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves, page F-36

6.   Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to FASB ASC 932-235-50-36.

    If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.

Form 8-K filed November 3, 2022

Exhibit 99.1
Key Highlights

7.   Please revise the statement that you expect to add 78 million barrels of oil equivalent of Proved plus Probable reserves as categories of reserves with different levels of certainty should not be summed.

Operational and Financial Guidance

8. Tell us how you considered whether Cash operating expenses and General
    & Administrative expenses presented as part of the guidance related to full year 2022 are
    non-GAAP measures. If these are non-GAAP measures, please provide disclosure
    consistent with Item 10(e)(1)(i) of Regulation S-K.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

9. Please clarify how the non-GAAP measure Adjusted EBITDA excluding hedges provides
    useful information regarding your financial condition and results of operations. Refer to
    Item 10(e)(1)(i)(C) of Regulation S-K.

Reconciliation of Adjusted EBITDA to Free Cash Flow

10. Revise to reconcile Free Cash Flow to Net Cash Provided by Operating Activities as the
    most directly comparable GAAP measure and present Net Cash Provided by Operating
    Activities with greater prominence to comply with Items 10(e)(1)(i)(A) and (B) of
    Regulation S-K. Also, it appears that this non-GAAP measure should be renamed as you
    do not calculate it in the typical manner. For additional information, see Question 102.07
    of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial
    Measures.

    In addition to the above, we note your presentation of Free Cash Flow 2021-2025
    and LTM FCF Yield before and after hedges in the latest investor presentation on your
    website. Please tell us your consideration of Items 100(a)(1) and (a)(2) of Regulation G.

Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Earnings per
Share

11. Please provide a reconciliation of Basic and Diluted EPS on Adjusted Net Income to
    GAAP Net Income (Loss) per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and
    Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP
    Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation